INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
Stratus Fund, Inc.
Lincoln, Nebraska

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Stratus Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, and with respect to agreement of security purchases and sales, for the period from July 1, 2002 through October 31, 2002:

o Confirmation of all securities held by institutions in book entry form by Fifth Third Bank;
o Reconciliation of all such securities to the books and records of the Fund and the Fifth Third Bank;
o Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Stratus Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Stratus Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Deloitte & Touche LLP


December 6, 2002
Lincoln, Nebraska

                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
                         WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



December 6, 2002

Deloitte & Touche LLP
1248 O Street, Suite 1040
Lincoln, NE 68508

Gentlemen:

In connection with your attestation engagement as of October 31, 2002, relating to Stratus Fund, Inc.'s (the Fund) compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2002 and from July 1, 2002 through October 31, 2002.

4. We assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 and from July 1, 2002 through October 31, 2002, with respect to securities reflected in the investment account of the Fund.

5. We have no knowledge of significant matters that are contrary to your findings.


/s/ Chad Melcher
-------------------------
Chad Melcher
Vice President Trust Operations Officer

/s/ Jeff Jewell
-------------------------
Jeff Jewell
Trust Operations Officer